TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 681-7600
Facsimile: (604) 681-7622

April 1, 2003	Trading Symbol: TTA

NEWS RELEASE

Further to its news release dated January 21, 2003, the Company announces that it has amended its private placement so that it now consists of the sale of 1,000,000 units at $0.10 each. Each unit will consist of one share and one two-year non-transferable share purchase warrant. Every warrant shall entitle the holder to purchase another common share of the Company for $0.10. The proceeds of the private placement will be used for general working capital purposes. The private placement is subject to TSX Venture Exchange acceptance for filing.

TITAN TRADING ANALYTICS INC.

per: “Dr. Ken Powell”
        Dr. Ken Powell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.